Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 1 DATED FEBRUARY 2, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions

Declaration of Distributions

On February 2, 2017, the Company’s manager, RM Adviser, LLC (the “Manager”), authorized a cash distribution of $0.0667 per share of the Company’s common stock to shareholders of record on February 28, 2017.  The distribution will be paid on or about March 15, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning February 1, 2017 and ending February 28, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

 Acquisition of Animas Preferred Equity

 In addition, the January 12, 2017 offering circular stated, with respect to the Company’s “Acquisition of Animas Preferred Equity,” that we acquired the preferred equity from Realty Mogul, Co. on January 4, 2017 for a purchase price of $1,450,128.29, which represented the $1,460,525 investment less $24,614.79 of principal payments previously received by Realty Mogul, Co. plus $14,218.08 of accrued but unpaid interest through January 4, 2017.  However, we acquired the preferred equity from Realty Mogul, Co. on January 11, 2017 for a purchase price of $1,453,010.10, which represents the $1,460,525 investment less $24,614.79 of principal payments previously received by Realty Mogul, Co. plus $17,099.89 of accrued but unpaid interest through January 11, 2017.